EXHIBIT 99.1

B2Gold Announces Positive Exploration Drilling Results from its Inaugural Drilling Campaign at the Back River Gold District in Nunavut and Provides an Update on Construction and Mining at the Goose Project

VANCOUVER, British Columbia, Nov. 21, 2023 (GLOBE NEWSWIRE) --  B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce positive exploration drilling results from its inaugural drilling campaign at the Back River Gold District in Nunavut and provide an update on construction and mining at the Goose Project.

Exploration and Infill Drill Results Highlights

  23,605 meters (“m”) drilled in 77 holes as of the end of October 2023, with results received from 42 of the 77 holes

  Exploration drilling intersected high-grade mineralization 110 m down plunge from the existing mineral resource boundary at the Goose Project’s Llama deposit

    Drill hole 23GSE-626 returned 7.79 grams per tonne (“g/t”) over 22.00 m from 729.00 m, including a higher grade interval of 11.22 g/t over 14.40 m, at a vertical depth of 660 m, which tested a folded part of the structure 110 m down plunge from previous legacy drilling; and
    This result demonstrates the continuity of gold grades and widths of these mineralized structures, and the Llama deposit remains open at depth.

  Drill results for infill and mine development, received to date on the Goose Project’s Umwelt deposit confirm the continuity of high-grade mineralization, with several drill holes returning intercepts with higher gold grades and widths than predicted by the mineral resource model

    Drill hole 23GSE-618 returned 14.28 g/t gold over 16.00 m from 248.00 m;
    Drill hole 23GSE-620 returned 10.20 g/t gold over 19.00 m from 274.00 m;
    Drill hole 23GSE-622 returned 17.14 g/t gold over 17.05 m from 191.00 m;
    Drill hole 23GSE-625B returned 11.24 g/t gold over 24.15 m from 188.85 m; and
    The results from these drill holes will be included into the upcoming Goose Project optimized life of mine plan.

In the second quarter of 2023, B2Gold approved a US$20 million exploration budget for the balance of 2023 to complete approximately 25,000 m of drilling on the Back River Gold District, significantly higher than historical annual exploration expenditures. Drilling at the Goose Project began in early August 2023 with two drill rigs, testing the Llama deposit down-plunge for mineral resource confirmation and mineral resource expansion, and testing regional targets that were developed based on structural modelling and geophysical re-processing. The objective for drilling at the George Project was to test several targets over a strike length of 10 kilometers (“km”).

As of the end of October 2023, B2Gold had completed 17,595 m of drilling over 51 drill holes on the Goose Project, and a further 6,010 m of drilling over 26 drill holes on the George Project.

Figure 1. Back River Gold District Overview.

Goose Project Exploration

The Goose Project consists of five known deposits with existing mineral resources, Umwelt, Llama, Goose, Echo and Nuvuyak, which occur along a strike length of 8 km. The Company believes that exploration upside exists on all known deposits that are open at depth, as well as several zones of interest that remain relatively untested within the footprint of the favorable host stratigraphy. Ongoing structural and data review will form the basis of an aggressive 2024 exploration season to drill test several zones of interest.

As of October 31, 2023, assay results have been received from 16 of the 51 drilled holes at the Goose Project.

At the Umwelt deposit, drilling was designed to confirm geometry and grade continuity of high-grade shoots below the planned open pits. Results received to date confirm the continuity of high-grade mineralization in the hinge and short limb of the Umwelt antiform and will provide critical information for underground mine design planning. Since the end of October, a further 17 drill holes are planned for completion in 2023.

At the Llama deposit, which outcrops 1,500 m north of the Umwelt deposit, two holes were drilled, which have confirmed the extension of the structure at depth. Drill hole 23GSE-626 returned an impressive 7.79 g/t over 22.00 m from 729.00 m, including a higher grade intercept of 11.22 g/t over 14.40 m, and was designed to test the favorable stratigraphy 660 m vertically, and 110 m down plunge beyond previously reported inferred mineral resources. Drill hole 23GSE-614 returned high-grade narrow results on the less drilled east limb of the Llama deposit including 32.75 g/t gold over 2.05 m from 365.95 m.

Significant 2023 drill results from the Goose Project include:

HoleID	Area	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
23GSE614	Llama Ext	365.95	368.00	2.05	32.75	29.33
23GSE615	Umwelt	297.00	301.60	4.60	12.94	12.94
23GSE616	Umwelt	290.53	298.42	7.89	16.44	16.44
23GSE617	Umwelt	252.75	280.70	27.95	8.42	8.42
Incl	Umwelt	252.75	258.45	5.70	17.40	10.23
and	Umwelt	264.50	274.00	9.50	8.87	8.87
23GSE618	Umwelt	248.00	264.00	16.00	14.28	11.13
Incl	Umwelt	254.00	255.00	1.00	100.50	50.00
23GSE620	Umwelt	274.00	293.00	19.00	10.20	10.20
Incl	Umwelt	279.90	291.10	11.20	15.50	15.50
23GSE621	Goose Met	38.00	49.20	11.20	14.92	12.92
23GSE622	Umwelt	191.00	208.10	17.05	17.14	17.14
Incl	Umwelt	191.00	196.00	5.00	25.08	25.08
and	Umwelt	204.00	208.05	4.05	25.79	25.79
23GSE623	Umwelt	288.95	304.00	15.05	7.20	7.20
Incl	Umwelt	288.95	296.75	7.80	12.64	12.64
23GSE624	Umwelt	294.55	298.25	3.70	6.93	6.93
23GSE625B	Umwelt	188.85	213.00	24.15	11.24	9.78
23GSE626	Llama Ext	729.00	751.00	22.00	7.79	6.16
Incl	Llama Ext	731.60	746.00	14.40	11.22	8.73

Notes:

  Capped at 50 g/t gold
  Drill intercepts are perpendicular to the zones so true widths are very similar to reported drill lengths

The Goose Project drill program will continue until mid-December 2023 to target high-grade plunging shoots at Umwelt. The drill program in 2024 will start late in the first quarter of 2024 and focus on drilling several zones on the Goose Project to expand known mineral resources and test new areas for mineral resource upside potential.

George Project Exploration

At the George Project, located 50 km northwest of the Goose Project, a 2023 spring and summer drill program tested multiple targets along a 10 km strike length to evaluate mineralization controls and upside potential with 6,010 m drilled over 26 drill holes.

The George Project represents three sub-parallel zones of tightly folded banded iron formation that stretch over 20 km in strike length.

Drill results from the 2023 campaign reflect similar widths and grades as those reported by previous operators, with several holes from the 2023 program extending mineralization along strike and between known zones of mineral resources. Drill hole 23GRL-216 returned encouraging results, intersecting 19.17 g/t gold over 7.50 m from 36.60 m, very close to surface between two known deposits (LCPS and LCPN). In the southwestern part of the belt in the GH area, drill holes 23GRL-207 and 23GRL-211 extended mineralization to the south of the existing mineral resource pit shell.

Significant 2023 drill results from the George Project include:

HoleID	Area	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
23GRL201	TPN	152.33	154.40	2.07	18.70	18.70
23GRL207	GH	43.60	49.10	5.50	4.69	4.69
and	GH	57.10	59.38	2.28	8.28	8.28
23GRL208	LCPS	250.92	254.00	3.08	11.85	11.85
and	LCPS	268.00	271.00	3.00	5.91	5.91
and	LCPS	275.00	278.00	3.00	4.49	4.49
23GRL211	GH	51.75	55.00	3.25	10.09	10.09
23GRL216	LCPS	36.60	44.10	7.50	19.17	18.58
23GRL217	Forest	104.00	105.80	1.80	8.39	8.39

Notes:

  Capped at 40 g/t gold

Quality Assurance/Quality Control on Sample Collection and Assaying

The primary laboratory utilized for the Back River Gold District drilling program in 2023 is ALS laboratory in North Vancouver, Canada. Core samples are prepared at the ALS preparation facility in Yellowknife with representative pulp samples sent to the ALS North Vancouver laboratory for gold analysis. Gold is analyzed by a fire assay/atomic absorption spectrometry (FA/AAS) finish using a 50 gram subsample of the coin pulp. FAs were finished with AAS, and samples with higher grades that exceeded the maximum detection limit of AAS received a supplemental gravimetric (“GRAV”) finish. All samples over 3,000 parts per billion are analyzed by FA/GRAV using a 50 gram subsample of the coin pulp. Activation Laboratories Ltd. (Actlabs) in Kamloops, Canada, is the umpire laboratory.

Quality assurance and quality control procedures include the systematic insertion of blanks and standards into the core sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

Goose Project, Nunavut, Construction and Mining Update

Construction at the Goose Project is progressing on track, with the project remaining on schedule for first gold pour in the first quarter of 2025. Open pit mining is underway at the Echo Pit and underground development work on the Umwelt deposit is ongoing.

The first concrete pour was completed in July 2023 and concrete and steel work in the mill area to date are progressing ahead of schedule. Erection of the structural steel for the mill building, power house and truck shop is well underway, and cladding is advancing quickly on the mill building with the roof complete and over 50% of the building cladding completed. Cladding of both the power house and truck shop has begun. Enclosure of these three buildings will allow for work to continue through the colder months and remain on schedule. Additionally, it is expected that the ball mill will be set in place in December 2023, approximately six months ahead of schedule, allowing the focus for the start of 2024 to shift to piping and mechanical systems.

In July 2023, Phase 1 of the accommodation complex opened, including sleeping quarters, office area, medical center, gymnasium, kitchens and water treatment. Phase 1 of the accommodation complex includes 310 beds at the permanent site location. In September 2023, the earthworks necessary to extend the airstrip to 5,000 feet were completed. The extension of the airstrip will allow large capacity, fully loaded passenger planes to land at the Goose Project throughout the 2024 construction campaign. In mid-October, the 2023 sealift was successfully completed, with a total of six ships received from global ports bringing a total shipping volume of 90,000 cubic meters of dry cargo and 24,000,000 liters of arctic grade diesel fuel to the Marine Laydown Area (“MLA”). The 2023 sealift included all planned material sealift materials required for the successful construction, commissioning and mining of the Goose Project.

The 163 km winter ice road (“WIR”) between the MLA and the Goose Project is scheduled to operate between February and the end of April. The 2024 WIR construction team will mobilize to the MLA and Goose Project sites in early and mid-December 2023, with the construction of the 2024 WIR expected to begin in December 2023. At the MLA, preparations for the 2024 WIR are well underway, including maintenance and preparation of the WIR construction and haulage fleet and staging all materials for shipment on the WIR to the Goose Project site.

Open pit mining of the Echo Pit is underway and will produce construction fill, stockpile ore and provide tailings storage capacity. Open pit mining of the Umwelt Pit will commence in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. Underground development of the Umwelt deposit is also underway, currently at a depth of 142 vertical meters below surface. Breakthrough of the initial ventilation raise has been completed and development towards the ore zones is in progress with more than 2,100 meters of lateral development completed to date.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$800 million, and total capital expenditures including the accelerated underground development costs being C$890 million; the capital cost to complete the Goose Project being approximately C$550 million; the Goose Project producing more than 300,000 ounces of gold per year for the first five years and the Umwelt crown pillar containing over 150,000 ounces of gold; and the potential for first gold production in the first quarter of 2025 from the Goose Project. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e656f0c6-48ce-4913-b1ef-bfa64d856913

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:
Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com